February 15, 2012

Mark Brunhofer
Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	National Western Life Insurance Company
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 16, 2011
File No. 001-34411

Dear Mr. Brunhofer:

We appreciate the time that you and Gus Rodriguez offered in the conference call on February 2, 2012 providing oral comments on the file number referenced above. Specifically, our conversation centered on the option investments associated with National Western’s fixed-indexed products in order to determine the appropriate disclosures to be made in the Company’s imminent Form 10-K filing for the year ended December 31, 2011.

Based upon the results of our conversation, we are proposing the following two disclosures be added in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A). The first section is intended to be included in the Investments discussion of the MD&A immediately following Mortgage Loans and Real Estate.

Derivatives, Index Options

The Company offers fixed-indexed universal life and annuity products that guarantee the return of principal to policyholders and, at the policyholder’s election, credit interest based on a percentage gain in a specified market index, typically the S&P 500 Index® (policyholders may alternatively elect a fixed interest rate). Premiums and deposits received on these products are predominantly invested in investment grade fixed income securities with a portion used to purchase derivatives consisting of call options on the applicable market index to fund the index credits due to fixed-indexed policyholders. The call options purchased are one-year over-the-counter option contracts coinciding with the initial issuance of the policy and annual renewal periods in order to match the Company’s funding requirements for the underlying policies. On the respective anniversary dates of the index policies, the index used to compute the annual index credit is reset and a new one-year call option is purchased to fund the next annual index credit.

Although the call options are employed to be effective hedges against the Company’s policyholder obligations from an economic standpoint, they do not meet the requirements for hedge accounting under GAAP. Accordingly, the call options are marked to fair value on each reporting date with the change in fair value, plus or minus, included as a component of net investment income. The change in fair value of the call options includes the gains or losses recognized at the expiration of the option term and the changes in fair value for open contracts.

The Company’s design of its fixed-indexed products incorporates a budget for the purchase of over-the-counter call options to fund the index credits due to policyholders. Management monitors current prices of these call options and manages the cost of purchases through the terms of the policy contracts. These terms permit the Company to change caps, participation rates, and asset fees, subject to guaranteed minimums, thus managing the cost of the call options quoted by counterparties. In addition, the Company's product terms allow for the Company to withdraw from offering a particular index option at any time effective on the next policy anniversary date.

The fair value of derivative instruments presented in the Company’s consolidated financial statements totaling $30.8 million at December 31, 2011 and $80.3 million at December 31, 2010 pertain to notional policyholder account values of $1.95 billion and $1.46 billion at December 31, 2011 and 2010, respectively, electing interest credits based upon applicable market index performance.

The second disclosure section is intended to be added to the Credit Risk area of the Market Risk discussion. This section was the focus of your initial comment letter dated December 13, 2011.

Credit Risk

The Company is exposed to credit risk through counterparties and within its investment portfolio. Credit risk relates to the uncertainty associated with an obligor’s continued ability to make timely payments of principal and interest in accordance with the contractual terms of an instrument or contract. As previously discussed, the Company manages credit risk through established investment credit policies and guidelines which address the quality of creditors and counterparties, concentration limits, diversification practices and acceptable risk levels. These policies and guidelines are regularly reviewed and approved by senior management and the Company’s Board of Directors.

In connection with the Company’s use of call options to hedge the equity return component of its fixed-indexed annuity and life products, the Company is exposed to the risk that a counterparty fails to perform under terms of the option contract. The Company purchases one-year option contracts from multiple counterparties and evaluates the creditworthiness of all counterparties prior to the purchase of the contracts. For consideration in contracting with a counterparty the rating required by the Company is a Standard & Poor’s credit rating of “A” or higher and a Moody’s rating of “A2” or higher. Accordingly, all options are purchased from nationally recognized financial institutions with a demonstrated performance for honoring their financial obligations and possessing substantial financial capacity. In addition, each counterparty is required to execute a credit support agreement obligating the counterparty to provide collateral to the Company when the fair value of the Company’s exposure to the counterparty exceeds specified amounts. The amount of collateral to be provided is based upon a sliding scale tied to the credit rating of the counterparty (the higher the credit rating of the counterparty the higher the threshold of exposure before collateral is to be provided). At the highest credit rating level the maximum counterparty net exposure not subject to collateral support is $20 million. This net exposure level declines as the counterparty credit rating declines and ultimately is $0 at a rating of “BBB+”. Counterparty credit ratings and credit exposure are monitored continuously by the Company’s Investment department with adjustments to collateral levels managed as incurred under the credit support agreements.

The Company’s net exposure to loss due to credit risk if the option counterparties failed to completely perform according to the terms of the one-year contracts is as follows at December 31, 2011 and 2010.

		December 31, 2011
	Moody/	Fair	Collateral	Net
Counterparty	S&P Rating	Value	Held	Exposure
		(In thousands)

Credit Suisse	Aa1/A+	$8,881	8,472	409
Wells Fargo	Aa3/AA-	8,106	--	8,106
Bank of America	A2/A	7,192	1,824	5,368
Barclays Bank	Aa3/A+	2,585	--	2,585
BNP Paribas	Aa3/AA-	2,312	--	2,312
JPMorgan Chase	Aa1/A+	1,768	1	1,767

		$30,844	10,297	20,547

		December 31, 2010
	Moody/	Fair	Collateral	Net
Counterparty	S&P Rating	Value	Held	Exposure
		(In thousands)

Credit Suisse	Aa1/A+	$27,261	21,901	5,360
Wells Fargo	Aa2/AA	14,554	--	14,554
Barclays Bank	Aa3/AA-	14,266	4,182	10,084
Bank of America	Aa3/A+	11,997	7,198	4,799
JPMorgan Chase	Aa1/AA-	7,230	2,180	5,050
BNP Paribas	Aa2/AA	4,950	--	4,950
SunTrust Bank	A3/BBB+	26	500	--

		$80,284	35,961	44,797

The Company has never incurred a loss on index options due to counterparty default.

The Company is also exposed to credit spread risk related to market prices of investment securities and cash flows associated with changes in credit spreads. Credit spread tightening will reduce net investment income associated with new purchases of fixed debt securities and increase the fair value of the investment portfolio. Credit spread widening will reduce the fair value of the investment portfolio and will increase net investment income on new purchases.

We felt that isolating the discussion of the credit risk aspect of option investments from the operational discussion of the option investment process itself was less cumbersome and added clarity by treating the topical areas separately.

If the proposed disclosures are agreeable to you, we will go forward with them in the 2011 Form 10-K. If you have any additional comments or questions, do not hesitate to contact me at (512) 719-2493 or via email at bpribyl@nationalwesternlife.com. Thank you again for your assistance and consideration.

Sincerely,
/S/Brain M. Pribyl
Brian M. Pribyl
Senior Vice President
Chief Financial Officer & Treasurer